Filed Pursuant to Rule 424(b)(3)
File No. 333-136277

Prospectus supplement no. 46
to prospectus dated november 6, 2019

ZIM CORPORATION

This Prospectus Supplement No. 46 supplements and amends our Prospectus dated July 11, 2008, as amended and supplemented. This Prospectus Supplement No. 46 includes our attached Form 6-K for the month of November, 2019 as filed with the Securities and Exchange Commission on November 6, 2019.

Any statement contained in the Prospectus and any prospectus supplements filed prior to the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 46 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 46.

This Prospectus Supplement No. 46 should be read in conjunction with the Prospectus, and any prospectus supplements filed prior to the date hereof.

The date of this Prospectus Supplement No. 46 is November 6, 2019.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ____

1

Quarterly Business Review by Management for the

Quarter Ended September 30, 2019

2

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	September 30,
	2019	March 31,
	(Unaudited)	2019
ASSETS	$	$
Current assets
Cash and cash equivalents	429,202	506,524
Accounts receivable, net	281,402	59,631
Investment tax credits receivable Other tax credits	44,185 34,345	171,204 35,351
Prepaid expenses	13,779	27,911
	802,913	800,621
Investment	715,472	709,047
Right of uses assets	8,440	—
Property and equipment, net	23,402	20,799
	1,550,227	1,530,467
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	19,962	36,802
Current lease liabilities	9,104	—
Accrued liabilities	21,188	21,487
Deferred revenue	73,339	89,844
Total liabilities	123,593	148,133
Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2019 and March 31, 2019.
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2019 and March 31, 2019.	—	—
Common shares, no par value, voting,
Unlimited authorized shares; 8,136,348 shares issued and outstanding as at September 30, 2019 and 8,136,348 as at March 31, 2019.	19,491,842	19,491,842
Additional paid-in capital	2,963,912	2,963,912
Accumulated deficit	(20,564,789)	(20,622,106)
Accumulated other comprehensive income	(464,331)	(451,314)
	1,426,331	1,382,334
	1,550,227	1,530,467

3

ZIM Corporation Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended September 30, 2019	Three months ended September 30, 2018	Six months ended September 30, 2019	Six months ended September 30, 2018
	$	$	$	$
Revenues
Mobile	12,227	27,127	37,104	51,376
Software	17,536	1,828	20,723	98,963
Software maintenance and consulting	77,917	78,700	138,667	166,825
Total revenues	107,680	107,655	196,494	317,164

Operating expenses
Cost of revenues	5,867	4,789	10,679	8,139
Selling, general and administrative	137,661	176,458	296,765	295,996
Research and development	47,323	67,063	99,742	119,525
Total operating expenses	190,851	248,310	407,186	423,660

Loss from operations	(83,171)	(140,655)	(210,692)	(106,496)
Other income (expense):
Unrealized gain on equity investments	-	10,302	-	608,343
Gain on sale of investments	216,901	-	216,901	-
Other income (loss)	(162)	6,987	(162)	6,987
Interest income, net	3,094	2,536	6,852	5,881
Total other income	219,833	19,825	223,591	621,211
Net income (loss) before income taxes	136,662	(120,830)	12,899	514,715
Income tax benefit	25,603	12,878	44,418	31,863
Net income (loss)	162,265	(107,952)	57,317	546,578

Basic and fully diluted income (loss) per share	0.020	(0.013)	0.007	0.067
Weighted average number of shares outstanding	8,136,348	8,136,348	8,136,348	8,136,348

4

ZIM Corporation Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Six months ended September 30, 2019	Six months ended September 30, 2018
	$	$
OPERATING ACTIVITIES
Net income	57,317	546,578
Items not involving cash:
Depreciation of property and equipment	7,821	4,401
Unrealized gain in equity securities	—	—
Stock-based compensation	806	843
Changes in operating working capital
Increase in accounts receivable	(221,771)	(8,630)
Decrease in investment tax credits receivable	128,025	126,079
Decrease in prepaid expenses	14,132	17,405
Decrease in right of use assets	8,440	-
Decrease in lease liabilities	(9,104)	-
Increase in accounts payable	(16,840)	17,751
Increase (decrease) in accrued liabilities	(299)	1,264
Decrease in deferred revenues	(16,505)	20,480
Cash flows provided by operating activities	(47,978)	117,950

INVESTING ACTIVITIES
Purchase of property and equipment	(6,576)	(6,054)
Cash flows used in investing activities	(6,576)	(6,054)

FINANCING ACTIVITIES	—	—
Cash flows provided by financing activities	—	—

Effect of changes in exchange rates on cash	(22,768)	(62,863)

Increase in cash	(77,322)	49,033
Cash, beginning of period	506,524	418,507
Cash, end of period	429,202	467,540

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1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of September 30, 2019 has been derived from our audited consolidated financial statements for the year ended March 31, 2019. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2019 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and six month periods ended September 30, 2019 are not necessarily indicative of the results to be expected for the full year.

2 - GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP"). The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. To date the Company has incurred an accumulated loss of $20,564,789 and year to date cash flow used in operations of $47,978. This raises significant doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the statement of financial position. Such differences in amounts could be material.

3 – INVESTMENT AND SUBSIDIARIES

Investments and long term deposits	Original Cost	Carrying Value – September 30, 2019
CP4H	187,367	—
Equispheres	111,990	707,166
HostedBizz	1,005	—
NuvoBio	762	755
Spiderwort	7,725	7,551

6

On August 9, 2017, Connecting People for Health Co-operative Ltd. (CP4H) was acquired for an undisclosed amount. ZIM recognized its portion of the proceeds, in the amount $216,901, as a gain on the sale of assets.

On February 9, 2018, ZIM sold 100,000 shares of HostedBizz to HostedBizz, for cancellation, for gross proceeds of $60,000 Canadian dollars ($45,758 United States dollars).

On August 24, 2018, NuvoBio Corporation made an equity investment in Spiderwort Inc. The investment consisted of the purchase of a $10,000 Canadian dollar ($7,725 US dollar) convertible promissory note. The note accrues simple interest of 5% per annum and upon a future equity financing of Spiderwort Inc. in an amount greater that $3,000,000 Canadian dollars all principal and accrued interest will convert into the equity securities of the financing at a price per security equal to 80% of the equity financing price per security.

Spiderwort Inc. is an advanced materials company developing novel, plant derived, biomaterial that will offer new avenues in 3D in vitro research and in regenerative medicine.

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ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenues expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include, without limitation, foreign exchange risk, credit risk, fair value risks and key personnel risk and the other risks set forth under “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019, and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " in this Form 6-K and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019, as well as those discussed elsewhere in this Form 6-K and our Form 20-F. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three-month and six-month periods ended September 30, 2019 and 2018.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

In this Item 2, references to “we”, “our”, “ZIM, “the Company” and similar terms refer to ZIM.

EXECUTIVE SUMMARY

Revenue for the quarter ended September 30, 2018 was $107,680, flat from $107,655 for the same period last year.

Net income for the quarter was $162,265 as compared to a net loss of $107,952 for the quarter ended September 30, 2018. On a year-to-date basis net income was $57,317 as compared to a net income of $546,578 for the same period in fiscal 2019. The decrease in net income is due mainly to the adoption of FASB 2016-01 and the unrealized gain on equity securities of $608,343 that was recognized in fiscal year 2019.

ZIM had cash and cash equivalents of $429,202 at September 30, 2019 as compared to cash and cash equivalents of $506,524 at March 31, 2019.

8

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  SMS will continue to provide a minimal amount of revenue within the mobile segment of operations. With the acquisition of Advanced Internet Inc. (AIS) in 2007, the Company also offered mobile content directly to end users. This service was discontinued March 31, 2013.

In fiscal 2018, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines. Going forward, management will evaluate opportunities within the enterprise database market as well as the viability of the SMS product line and make adjustments as may be required.

In 2017, our wholly-owned subsidiary, NuvoBio signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. NuvoBio is currently funding research and development projects in the following areas:

·	Implementing unique molecular interaction & analytics using supercomputing technologies to design small peptide drugs that bind to target proteins for cancer therapies; and

·	The development of bi-specific immunology therapies for the treatment of kidney cancer.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2019.

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2019 COMPARED TO THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and six months ended September 30, 2019 and 2018. The information for the three months and six months ended September 30, 2019, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2019, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

9

REVENUES

	Three months ended September 30, 2019	As a %	Three months ended September 30, 2018	As a %

Bulk SMS	12,227	11	27,127	25
	12,227	11	27,127	25

Software	17,536	17	1,828	2
Maintenance and consulting	77,917	72	78,700	73
	95,453	89	80,528	75

Total Revenues	107,680	100	107,655	100

	Six months ended September 30, 2019		Six months ended September 30, 2018

Bulk SMS	37,104	19	51,376	16
	37,104	19	51,376	16

Software	20,723	11	98,963	31
Maintenance and consulting	138,667	70	166,825	53
	159,930	81	265,788	84

Total Revenues	196,494	100	317,164	100

Revenue for the quarter ended September 30, 20198 was $107,680, as compared to $107,655 for the same period last year.

Total revenues for the six months ended September 30, 2019 were $196,494, a decline from 317,164 for the six months ended September 30, 2018. The decrease in revenue resulted from decreases in all segments of our business.

REVENUES ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have increased from 1,828 to $17,536 for the quarters ended September 30, 2019 and 2018, respectively. For the six-month periods ended September 30, 2019 and 2018, revenues decreased from $98,963 to $20,723. Maintenance and consulting revenue remained flat $78,700 to $77,917 for the quarter and decreased from $166,825 to $138,667 for the six-month period. Declines in this area are mainly due to the unstable economy in Brazil and subsequent decline in our business activity in Brazil.

We will continue to allocate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. Going forward, ZIM will evaluate other opportunities and the viability of the enterprise database market and make adjustments as may be required.

10

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent upon sending large quantities of messages on stable, cost effective telecommunication routes. For the quarter ended September 30, 2019, we experienced a decrease in revenues from $27,127, for the period ended September 30, 2018, to $12,227. We experienced a year-to-date revenue decrease from $51,376 for the six months ended September 30, 2018, to $37,104 for the six months ended September 30, 2019. In general, bulk-messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2020.

OPERATING EXPENSES

	Three months ended September 30, 2019	Three months ended September 30, 2018	Period to period change
	$	$	$

Cost of revenues	5,867	4,789	1,078
Selling, general and administrative	137,661	176,458	(38,797)
Research and development	47,323	67,063	(19,740)
	190,851	248,310	(57,459)

	Six months ended September 30, 2019	Six months ended September 30, 2018	Period to period change
	$	$	$

Cost of revenues	10,679	8,139	2,540
Selling, general and administrative	296,765	295,996	769
Research and development	99,742	119,525	(19,783)
	407,186	423,660	(16,474)

COST OF REVENUE

	Three months ended September 30, 2019	Three months ended September 30, 2018
	$	$
Mobile
Revenues	12,227	27,127
Cost of revenues	(355)	(665)
Gross margin	11,872	26,462

Gross margin percentage	97%	98%

Software
Revenues	95,453	80,528
Cost of revenues	(5,512)	(4,124)
Gross margin	89,941	76,404

Gross margin percentage	94%	95%

11

	Six months ended September 30, 2019	Six months ended September 30, 2018
	$	$
Mobile
Revenues	37,104	51,376
Cost of revenues	(685)	(1,308)
Gross margin	36,419	50,068

Gross margin percentage	98%	97%

Software
Revenues	159,390	265,788
Cost of revenues	(9,994)	(6,831)
Gross margin	149,396	258,957

Gross margin percentage	94%	97%

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended September 30, 2019 and September 30, 2018 were $137,661 and $176,458, respectively. On a year-to-date basis expenses increased slightly by $769 from $295,996 for the first half of fiscal 2018 to $296,765 for the first half of fiscal 2019.

STOCK-BASED COMPENSATION

For the three months ended September 30, 2019 and September 30, 2018, the Company recognized compensation expense for employees and consultants of $806 and $335, respectively. On a year-to-date basis, stock-based compensation increased from $335 for the first half of fiscal 2019 to $806 for the first half of fiscal 2020. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended September 30, 2019 and 2018 were $47,323 and $67,063, respectively. On a year-to- date basis, research and development expenses decreased from $119,525 for the first half of fiscal 2019 to $99,742 for the first half of fiscal 2020 and are reflective of decreased investment in research and development labour.

NET INCOME

Net income for the quarter was $162,265 as compared to a net loss of $107,952 for the quarter ended September 30, 2018. On a year-to-date basis net income was $57,317 as compared to a net income of $546,578 for the same period in fiscal 2019. The decrease in net income is due mainly to the adoption of FASB 2016-01 and the unrealized gain on equity securities of $608,343 that was recognized in fiscal year 2019.

12

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2019, ZIM had cash and cash equivalents of $429,202 and working capital of $679,320, as compared to cash and cash equivalents of $506,524 and working capital of $652,488 at March 31, 2019.

Cash flows for the fiscal periods were as follows:

	Six months ended September 30, 2019	Six months ended September 30, 2018
	$	$
Cash flows generated by (used in) operating activities	(47,978)	117,950
Cash flows used in investing activities	(6,576)	(6,054)
Cash flows provided by financing activities	—	—

At September 30, 2019, the Company had a working capital line from its principal banker for approximately $37,756 in addition to a cash and cash equivalent balance of $429,202. Management believes that these funds, together with cash from on-going operations, may not be sufficient to fund existing operations for the next 12 months. Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

On October 15, 2019, Spiderwort Inc. completed a qualifying equity financing in an amount greater that $3,000,000 Canadian dollars. NuvoBio automatically converted securities in Spiderwort to Class B voting common shares at a price of 80% of the financing price. This represents an unrealized gain of 25% or $2,500 Canadian dollars ($1,888 United States dollars).

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ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents includes the following amounts in their source currency:

	September 30, 2019	March 31, 2019

Canadian dollars	237,378	131,463
US dollars	—	153,406
Brazilian reals	1,039,742	1,013,757

Accounts receivable include the following amounts receivable in their source currency:

	September 30, 2019	March 31, 2019

Canadian dollars	297,115	44,287
US dollars	17,452	4,548
Brazilian reals	164,698	85,476

Accounts payable include the following amounts payable in their source currency:

	September 30, 2019	March 31, 2019

Canadian dollars	11,221	44.537
US dollars	11,303	3.275
Brazilian reals	772	772

Accrued liabilities include the following accruals in their source currency:

	September 30, 2019	March 31, 2019

Canadian dollars	16,445	22,397
Brazilian reals	36,483	18,412

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

14

	September 30, 2019	March 31, 2019
Canada	80%	55%
North America, excluding Canada	6%	8%
South America	14%	37%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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ITEM 3 – 2019 ANNUAL GENERAL MEETING

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) was held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Thursday, September 23, 2019, beginning at 11:00 a.m. At the meeting votes were taken with regard to the following proposals:

1.	To re-elect four directors to the Board of Directors for a three-year period;

2.	To ratify the appointment of MNP LLP as the Company’s registered public accounting firm; and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on August 19, 2019, were entitled to vote at the meeting. The notice of the meeting and the accompanying management proxy circular were mailed to shareholders on or about August 26, 2019.

The duly appointed Inspectors of Election reported and certified the results of ballots cast as:

PROPOSAL 1: Election of the following director nominees to serve for the following three years and until their successors are elected:

	FOR	AGAINST
Michael Cowpland:	6,272,598	3,715
James Stechyson:	6,272,598	3,715
Steven Houck:	6,272,598	3,715
Donald Gibbs:	6,272,598	3,715

PROPOSAL 2: Ratification of the appointment of MNP LLP as the Company’s registered public accounting firm for the fiscal year ending March 31, 2020.

FOR	AGAINST	ABSTAIN
6,275,093	1,210	10

No other business was proposed or conducted at the meeting.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
November 4, 2018	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
November 4, 2018	/s/ John Chapman John Chapman, Chief Financial Officer

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